UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 2 August, 2011

ASX & MEDIA RELEASE
2 AUGUST, 2011

NOVOGEN COMPLETES SALE OF CONSUMER PRODUCTS BUSINESS FOR $A10.1 MILLION

Novogen Limited (ASX: NRT  Nasdaq: NVGN) today announced the completion of the sale of its consumer products business to Pharm-a-Care Laboratories Pty Limited for a total sale price of $A10.1million.

In making the announcement, William D Rueckert, Chairman said: “Over the past six months, Novogen’s Board has conducted a strategic review of all of the Company’s assets and operations.  The consumer products division was considered non-core to the Company’s future focus on drug development.

“The sale of this business represents a very successful outcome for the Company and its shareholders.  We believe that the resources provided by the sale will allow Novogen to advance its therapeutic drug development opportunities.

“It is the current intention of the Novogen Board to redeploy the bulk of the proceeds of this transaction into additional investment in the Company’s two majority owned subsidiaries, Marshall Edwards, Inc. and Glycotex, Inc.  The additional capital will allow both Marshall Edwards and Glycotex to advance their respective development programs to clinical data points which we believe can create significant value for Novogen’s shareholders.”

Novogen was advised on the sale process by Tony Charara from Spark Capital, legal advice was provided by Corrs Chambers Westgarth.

About Novogen Limited

Novogen Limited is an Australian biotechnology company based in Sydney, Australia.  Novogen conducts research and development on oncology therapeutics through its 65 per cent owned subsidiary, Marshall Edwards, Inc. and is developing glucan technology through its 80.7 per cent owned subsidiary, Glycotex, Inc.  Novogen common shares trade on the ASX under the code NRT.  Novogen American Depository  Receipts trade on the Nasdaq market under the symbol NVGN.  More information on the Novogen group of companies can be found at www.novogen.com.